EXHIBIT 1


FOR IMMEDIATE RELEASE

Contacts:

Matthew Sherman / Jamie Moser
Joele Frank, Wilkinson Brimmer Katcher
(212) 355-4449

         THE COMMITTEE OF CONCERNED SHAREHOLDERS OF THE CHILDREN'S PLACE
                          MAILS LETTER TO SHAREHOLDERS

             Urges Shareholders to Vote FOR the Committee's Nominees
                          on the GOLD Proxy Card Today

New York - July 20, 2009 -The Committee of Concerned Shareholders of The Children's Place (the "Committee"), which collectively owns approximately 22% of the outstanding shares of The Children's Place Retail Stores, Inc. (Nasdaq:
PLCE) ("The Children's Place" or the "Company"), today announced that it is mailing a letter to the Company's shareholders in connection with its nomination of three independent, highly-qualified and proven individuals for election to the Board of Directors at the Company's 2009 Annual Meeting of Shareholders, scheduled for July 31, 2009. Shareholders of record as of June 30, 2009 are entitled to vote at the meeting.

The Committee urges shareholders to vote FOR its three director nominees on the GOLD proxy card today - by telephone, Internet or by signing, dating and returning the GOLD proxy card. Consider the following:

      o We believe the Committee's nominees are far more qualified than the Company's incumbent directors. The Company's nominees lack the qualifications that should be required of board members who will protect and grow your investment.

      o The Company's recent performance has been poor. As the largest shareholder of The Children's Place, the Committee is extremely concerned about the near- and long-term future of the Company. We do not want to see the value of our investment deteriorate.

      o There is no issue regarding Board control, and if the Committee's nominees are elected, they will not constitute a majority of the Board. The Committee's three nominees are independent for all purposes and even if they are elected to the Board, they will not even theoretically control the Company.

      o Ezra Dabah is not a nominee for election. Mr. Dabah was elected to the Board by shareholders last year following a unanimous nomination by the same Board that now is engaged in personal and misleading attacks on him. In fact, earlier this year, the Company's Board offered Mr. Dabah the position of Vice-Chairman.

      o The Company cannot afford to continue bleeding talent. Under the current Board and interim management, the Company has lost intellectual and creative talent and the Company has been unable to retain key management talent. Without an experienced team with know-how and a collaborative spirit, the Committee is concerned the Company will lose market share.

The Committee today sent the following letter to all shareholders:

      July 20, 2009


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

      Dear Fellow Shareholder,

      Immediate change is needed at The Children's Place and you, the true owners of the Company, have the power to effect that change. At the July 31st Annual Meeting, you can elect three extremely qualified, independent director nominees with relevant expertise - Raphael Benaroya, Jeremy Fingerman and Ross Glickman - who we believe are far more qualified to protect and grow shareholder value than the Company's three incumbent candidates. The Committee of Concerned Shareholders of The Children's Place - the Company's largest shareholder - urges you to vote the GOLD proxy card TODAY for our three nominees by telephone, Internet, or by signing, dating and returning the enclosed GOLD proxy card in the postage-paid envelope provided.

                              WHAT YOU NEED TO KNOW BEFORE YOU VOTE

      We urge you to consider the following:

            1. THE COMPANY'S RECENT PERFORMANCE HAS BEEN POOR: Since November 2008, the first month under which current management had "sole influence" on the merchandising and planning decisions, the Company has reported only one month of comparable store sales growth. Comparable sales declined 9% in May 2009 and 12% in June 2009, which is 11% and 10% lower than median comparable store sales for other value retailers, respectively, and the Company's two weakest monthly results during the past three years. In addition, May and June 2009 comparable store sales missed consensus estimates by 9.5% and 3%, respectively.

            2. THE COMPANY'S DIRECTOR NOMINEES DO NOT HAVE THE QUALIFICATIONS WE AS SHAREHOLDERS SHOULD DEMAND OF OUR DIRECTORS: The Company's nominees lack the qualifications that should be required of board members who will protect and grow your investment:

                     o Sally Frame Kasaks was recently replaced as Chairman and CEO of Pacific Sunwear following a contentious proxy fight and after overseeing a disastrous stock price decline of almost 84%. Ms. Kasaks also oversaw a 27% decline in Ann Taylor's stock price when she served as CEO. (1)

                     o Norman Matthews, a recent Board appointee at the age of 76, served on the boards of Levitz, Lechters and Loehmann's, each of which went bankrupt. In addition, during his tenure as Chairman of Galyan's Trading Company, he oversaw an 18% decline in the company's stock price(1) and seven straight quarters of decline in same store sales.

                     o Malcolm Elvey has had no retail experience since a stint at Metro Cash and Carry more than 30 years ago.

            3. THERE HAS BEEN NO PERMANENT CEO OF THE CHILDREN'S PLACE FOR THE PAST 22 MONTHS: Since September 2007, The Children's Place has been operating without a permanent CEO - only an interim management team. Over the last 22 months, the Board, while repeatedly acknowledging the need to appoint a permanent CEO, has failed in this fundamental and critical responsibility.
_________________________________

(1) We note that stock prices can be affected by a variety of factors.


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

            4. WE BELIEVE INTERIM CEO CHARLES CROVITZ IS GROSSLY OVER-COMPENSATED: In FY 2008, Mr. Crovitz received nearly $4 million (including over $500,000 in perquisites) for serving as an Interim CEO - a salary, we note, that is higher than that of many permanent CEOs in the retail industry today. Mr. Crovitz's compensation is almost four times the median of other Interim CEOs in the retail industry, and his tenure as Interim CEO is already three and a half times longer than the median of other Interim CEOs in the retail industry.

                  In addition, Mr. Crovitz's employment contract calls for tax gross-up payments for certain perquisites he receives, including:

                     o weekly round trip airfare for two to his residence in Martha's Vineyard, Massachusetts;

                     o  a temporary living allowance of $15,500 per month; plus

                     o  a furniture allowance of $2,000 per month.

                  Also, on February 5, 2009, Mr. Crovitz was granted an additional restricted stock award of 55,401 shares of common stock valued at close to $1 million (not tied to any performance metrics).

                  We note that the Board's Compensation Committee, which is chaired by Interim Chairman Sally Kasaks, one of the Company's director nominees up for election at the upcoming Annual Meeting, set and approved Mr. Crovitz's grossly over-compensated pay package.

            5. TOO MANY SENIOR EMPLOYEES HAVE LEFT THE COMPANY AND THERE ARE STILL NUMEROUS VACANCIES IN SENIOR MANAGEMENT: Creative and entrepreneurial employees have always been the lifeblood of The Children's Place and the key to its success. Under the current Board and interim management, the Company has lost intellectual and creative talent and the Company has been unable to retain key management talent, most of whom still have not been replaced. In fact, the Company is currently operating without a President, a General Merchandise Manager or a General Counsel. We believe these departures prevent the Company from performing at its full potential. Without an experienced team with the know-how and collaborative spirit to produce six fresh seasonal lines each year, we fear that the Company will lose market share and that its recent sales declines could be just the tip of the iceberg.

            6. EZRA DABAH IS NOT SEEKING CONTROL AND IF THE COMMITTEE'S NOMINEES ARE ELECTED, THEY WILL NOT CONSTITUTE A MAJORITY OF THE BOARD: Ezra Dabah is not a candidate in this election and will not return as CEO or Chairman. Ezra Dabah was elected by shareholders at last year's Annual Meeting following the Board's unanimous nomination. In fact, earlier this year, your Board offered Mr. Dabah the position of Vice-Chairman, which he felt obligated to decline because of his strong objection to some of the Company's strategic initiatives, including the headquarters relocation. To extinguish any argument that control is being sought, if the Committee's three nominees are elected, current director and Committee member, Stanley Silverstein, will immediately resign from the Board.

                  Despite the Company's exaggerated efforts to suggest otherwise, Mr. Dabah does not have any prior social, business or professional relationship with any of the Committee's nominees. The Committee's three nominees are independent for all purposes and even if they are elected to the Board, they will not constitute a majority of the Board or even theoretically control the Company.

            7. NO SUFFICIENT GROWTH INITIATIVES HAVE BEEN ARTICULATED BY THE CURRENT BOARD AND INTERIM MANAGEMENT: Sustainable and profitable growth and a focus on a unique product assortment have been the cornerstones of The Children's Place's success and are critical to the Company's future. Unfortunately, the Company's interim management hasn't articulated or implemented sufficient growth initiatives. If elected, the Committee's nominees would work together with the full Board to focus on increasing square foot sales productivity across the existing store base (4.5+ million square feet) and reinvigorating the launch of the footwear initiative. The Committee's nominees would also work together with the full Board to formulate and execute disciplined growth initiatives designed to optimize capital allocation and profitability. All growth initiatives would be researched, analyzed and tested prior to launch in order to ensure the Company's profitable growth.

            NOW IS THE TIME FOR CHANGE -VOTE THE GOLD PROXY CARD TODAY

      As the largest shareholder of The Children's Place, the Committee is extremely concerned about the near- and long-term future of our equity position. We do not want to see the value of our investment deteriorate. We urge you to vote for the Committee's three independent nominees - Raphael Benaroya, Jeremy Fingerman and Ross Glickman - who offer hands-on, relevant experience and will bring the change required to reenergize the Company's culture, stop the intellectual bleeding and refocus the Company on initiatives that will drive future growth and value.

      To ensure that there are new independent voices in your Company's boardroom that are dedicated to enhancing the value of your investment, we urge you to vote your shares TODAY on the GOLD proxy by telephone, via the Internet or by signing, dating and returning the enclosed GOLD proxy card.

      Innisfree M&A Incorporated is assisting the Committee with its efforts to solicit your vote. If you have any questions about voting your shares, please call Innisfree toll-free at (888) 750-5834.

      Thank you for your support.

      Sincerely yours,


      Ezra Dabah, on behalf of
      THE COMMITTEE OF CONCERNED SHAREHOLDERS OF THE CHILDREN'S PLACE


The Committee urges shareholders to vote FOR its three director nominees on the GOLD proxy card today - by telephone, Internet or by signing, dating and returning the GOLD proxy card. Innisfree M&A Inc. is acting as proxy solicitor for the Committee and can be reached toll-free at (888) 750-5834.

Moelis & Company is serving as financial advisor and Cadwalader, Wickersham & Taft LLP is serving as legal counsel for the Committee.

________________________________________________________________________________

      Your Vote Is Important, No Matter How Many Or How Few Shares You Own.

     If you have questions about how to vote your shares, or need additional assistance, please contact the firm assisting us in the solicitation of proxies:

                           INNISFREE M&A INCORPORATED
                   Shareholders Call Toll-Free: (888) 750-5834
               Banks and Brokers May Call Collect: (212) 750-5833

                                    IMPORTANT
            We urge you NOT to sign any White proxy card sent to you
                            by The Children's Place.
 If you have already done so, you have every right to change your vote by using the enclosed GOLD proxy card to vote TODAY--by telephone, by Internet, or by signing, dating and returning the GOLD proxy card in
                       the postage-paid envelope provided.

________________________________________________________________________________


Important Information

In connection with The Children's Place's 2009 Annual Meeting of Shareholders, the Committee filed a definitive proxy statement on Schedule 14A with the SEC on June 17, 2009 containing information about the solicitation of proxies for use at The Children's Place's 2009 Annual Meeting of Shareholders. The definitive proxy statement and the GOLD proxy card were first disseminated to shareholders of The Children's Place on or about June 17, 2009. SHAREHOLDERS OF THE CHILDREN'S PLACE ARE URGED TO CAREFULLY READ THE DEFINITIVE PROXY STATEMENT BECAUSE IT CONTAINS IMPORTANT INFORMATION. The Committee may file other additional proxy solicitation material in connection therewith from time to time. The definitive proxy statement and other documents relating to the solicitation of proxies by the Committee will be available at no charge on the SEC's website at http://www.sec.gov. In addition, the Committee will provide copies of the definitive proxy statement and other relevant documents without charge upon request. Request for copies should be directed to our proxy solicitor, Innisfree M&A Incorporated, at 1-888-750-5834.

Ezra Dabah, Renee Dabah, Stanley Silverstein, Raine Silverstein, Barbara Dabah, Gila Goodman, Raphael Benaroya, Jeremy Fingerman, Ross Glickman and Emanuel Pearlman may be deemed to be participants in the solicitation of proxies with respect to the Committee's nominees. Information about each of the participants is available in the definitive proxy statement filed by the Committee with the SEC on June 17, 2009 in connection with the solicitation of proxies for the 2009 annual meeting of The Children's Place shareholders. Information about the participants' direct or indirect interests in the matters to be considered at the 2009 annual meeting of Shareholders of The Children's Place, including by security ownership or otherwise, is also contained in the definitive proxy statement.



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